Offering Statement for HUGY INC. ("HUGY")

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   HUGY INC.

Eligibility

2. The following are true for HUGY INC.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Joe Pacheco

   Franz Almeida

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Franz Almeida

Securities:	2,560,000
Class:	Common Stock
Voting Power:	64.0%

Joe Pacheco

Securities:	1,440,000
Class:	Common Stock
Voting Power:	36.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   - HUGY combines internet's reach with naturalness of in-person encounters

   - Like at 1st sight, NOT 1st profile read !

   - In real life, looks, mannerisms, intonations come 1st – onion peeling happens later .

   - HUGY is developing an (Augmented Reality gamification social dating experience*) like when in (bars, parties) … only there are a whole lot more 1st encounters !

   The ONLY dating platform with NO TEXT JUST VIDEO – Always !!!

   For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in HUGY INC. speculative or risky:

    1. Since it is a freemium model based tech startup for the first year and a half post funding, the company may take a longer time to start generating profits out of the revenue .

    2. As with any new technology startup company there is a risk of failure because it is all unchartered waters. However, we believe we can minimize this risk by having a strong internal team with unique individual strengths specifically when it comes to leading / the vision , the financial control and strong product development integration, to produce an extremely stable yet quick execution period when it comes to development.

    3. Offensive material is a risk factor, but video profiles are regularly screened and either deleted or accounts are blocked in order to meet the legal compliance requirements of HUGY INC.

    4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

    5. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced software solutions products and services that provide higher levels of performance and reliability at lower cost

    6. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future.

    7. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results

8. Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this offering statement.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

10. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered.

11. There is a valuation and capitalization risk. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

12. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

14. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

15. Our company may lack professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

The Offering

HUGY INC. ("Company") is offering securities under Regulation CF, through NetCapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

    The primary uses of funding are for working capital and employee compensation. Working capital amounts will go toward marketing , product branding and further platform development in terms of product and performance .

9. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$250,000
Less: Offering Expenses	$490	$12,250
Net Proceeds	$9,510	$237,750
Compensation for Directors, Officers, and Promoters	$4,200	$420,000
Working Capital	$5,310	$531,000
Total Use of Net Proceeds	$9,510	$951,000

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and HUGY INC. must agree that a transfer agent, which keeps the records of all of our outstanding shares of Common Stock stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering

deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

     We are issuing shares of Common Stock stock at an offering price of $1.17 per share.

13. Do the securities offered have voting rights?

     The shares of Common Stock stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. Are there any limitations on any voting or other rights identified above?

     You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. How may the terms of the securities being offered be modified?

     We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

     The term "accredited investor" means any person who comes within any of the

categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	4,000,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

There are no securities outstanding, other than the 4 million shares of common stock issued to our founders. See answer to item 20 below for additional details with regard to the securities being offered.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

19. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

An independent market valuation company has verified a valuation of $25 million, based

upon innovative technology, the time and money spent on initial development and the results of testing and research.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholders.

22. What are the risks to purchasers associated with corporate actions including:
    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities.

    If the Company were to repurchase securities, so that the above risks are mitigated, it may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If it does not have enough cash to operate and grow, the market price of our common stock, if any, would decline.

    A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

    We may need to negotiate with related parties for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. Describe the material terms of any indebtedness of the issuer:

    Creditor(s):

    Amount Outstanding: $0

    Interest Rate: 0.0%

    Maturity Date:

    Other Material Terms:

24. What other exempt offerings has HUGY INC. conducted within the past three years?

    None.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

    Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    The company was incorporated in November 2016, and from its inception to December 31, 2016, it expended $71,839 for operating expenses. The bulk of these expenses were for professional fees, of approximately $58,000 and advertising and promotion, of approximately $13,000.

    The founders of the company have provided approximately $120,000 of their own capital and the company has no debt.

    Management's plan is to raise up to $2,500,000 for platform development, marketing and general working capital needs. To generate revenue on its video-based dating website, the company plans to charge for video advertising and for premium features. Basic membership is free, so as to attract as many users as possible. Management plans to have a full launch of the product, with marketing initiatives, before the end of 2017.

Financial Information

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    Consolidated Financial Statements: financialreports.pdf

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for

solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

HUGY INC. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video transcript: HUGY, a new dating app with a twist. Browse through video clips of single people around you. What's going on Ladies, the name's Jesse, if you want all of this right here, just swipe. Hi, I'm Pablo. Hey there, what's up? It's Franz, it's a nice day out for a date. Hit me up. No more catfishing, HUGY let's you see exactly who the other person is. HUGY - dating with a twist. Now available in the app store.

The following documents are being submitted as part of this offering:

Governance:
Certificate of Incorporation: certificateofincorporation.pdf
Corporate Bylaws: corporatebylaws.pdf
Opportunity:
Pitch Deck: pitchdeck.pdf

Ongoing Reporting

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.hugy.nyc

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.